UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 42)*

AutoZone, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053332102

(CUSIP Number)

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053332102
1		NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 4,474,915
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 4,474,915
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102
1		NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,067
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,067
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102
1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,483,761
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,483,761
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102
1		NAME OF REPORTING PERSON Acres Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 2,000,000
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102
1		NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,067
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,067
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102
1		NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 14,505
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 14,505
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102
1		NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 5,958,676
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,958,676
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102
1		NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 7,959,743
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,959,743
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 053332102
1		NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 10,446,418
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 8,712,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053332102
1		NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 27,177
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 18,721
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,473,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON IN

               This Amendment No. 42 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the "Shares"), of AutoZone, Inc., a Delaware corporation (the "Issuer").  This Amendment No. 42 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  Partners, Institutional, Investors, Acres, RBSIM, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

               The Filing Persons are filing this Amendment No. 42 to report recent open-market sales of Shares that have decreased the amount of Shares that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of October 26, 2011, the Filing Persons may be deemed to beneficially own an aggregate of 10,473,595 Shares (which represents approximately 26.3% of the 39,888,099 Shares outstanding as of October 17, 2011, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 24, 2011).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	Percentage of Outstanding Shares	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	10,473,595 (1)	26.3%	4,474,915	0	4,474,915	0
ESL Institutional Partners, L.P.	10,473,595 (1)	26.3%	1,067	0	1,067	0
ESL Investors, L.L.C.	10,473,595 (1)	26.3%	1,483,761	0	1,483,761	0
Acres Partners, L.P.	10,473,595 (1)	26.3%	2,000,000	0	2,000,000	0
RBS Investment Management, L.L.C.	10,473,595 (1)	26.3%	1,067 (2)	0	1,067 (2)	0
Tynan, LLC	10,473,595 (1)	26.3%	14,505	0	14,505	0
RBS Partners, L.P.	10,473,595 (1)	26.3%	5,958,676 (4)	0	5,958,676 (4)	0
ESL Investments, Inc.	10,473,595 (1)	26.3%	7,959,743 (5)	0	7,959,743 (5)	0
Edward S. Lampert	10,473,595 (1)	26.3%	10,446,418 (6)	0	8,712,111 (3)	0
William C. Crowley	10,473,595 (1)	26.3%	27,177 (7)	0	18,721 (3)	0

(1)        This number consists of 4,474,915 Shares held by Partners, 1,067 Shares held by Institutional, 1,483,761 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 14,505 Shares held by Tynan, 12,672 Shares held by Mr. Crowley, 2,449,652 Shares held by Mr. Lampert and 37,023 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(2)        This number consists of 1,067 Shares held by Institutional.

(3)        This number excludes Shares subject to the Lock-Up Agreement described herein.

(4)        This number consists of 4,474,915 Shares held by Partners and 1,483,761 Shares held in an account established by the investment member of Investors.

(5)        This number consists of 4,474,915 Shares held by Partners, 1,067 Shares held by Institutional, 1,483,761 Shares held in an account established by the investment member of Investors and 2,000,000 Shares held by Acres.

(6)        This number consists of 4,474,915 Shares held by Partners, 1,067 Shares held by Institutional, 1,483,761 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 2,449,652 Shares held by Mr. Lampert and 37,023 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(7)        This number consists of 14,505 Shares held by Tynan and 12,672 Shares held by Mr. Crowley.

In addition, Mr. Crowley directly owns options, which are not exercisable in the next 60 days, to purchase 6,000 Shares.

            (c)        Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since October 18, 2011, the record date of the last Amendment on Schedule 13D by the Filing Persons.

(d)        Not applicable.

(e)        Not applicable.

                                                                                                            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  October 26, 2011

ESL PARTNERS, L.P.

By:  RBS Partners, L.P., as its general partner

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:  RBS Investment Management, L.L.C., as its general partner

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:  RBS Partners, L.P., as its managing member

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ACRES PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:       /s/ William C. Crowley
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

ANNEX A

Recent Transactions by the Filing Persons in the Securities of AutoZONE, Inc.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
ESL Partners, L.P.	10/19/2011	Open Market Sales	68,066	$325.09
ESL Partners, L.P.	10/19/2011	Open Market Sales	9,942	$326.08
ESL Partners, L.P.	10/19/2011	Open Market Sales	557	$326.98
ESL Partners, L.P.	10/20/2011	Open Market Sales	23,802	$327.06
ESL Partners, L.P.	10/20/2011	Open Market Sales	1,311	$328.08
ESL Partners, L.P.	10/21/2011	Open Market Sales	75,644	$327.93
ESL Partners, L.P.	10/21/2011	Open Market Sales	3,707	$328.85
ESL Partners, L.P.	10/21/2011	Open Market Sales	5,113	$329.94
ESL Partners, L.P.	10/21/2011	Open Market Sales	3,006	$330.76
ESL Partners, L.P.	10/24/2011	Open Market Sales	69,920	$330.31
ESL Partners, L.P.	10/24/2011	Open Market Sales	1,104	$330.79
ESL Partners, L.P.	10/25/2011	Open Market Sales	1,956	$329.12
ESL Partners, L.P.	10/25/2011	Open Market Sales	23,584	$330.37
ESL Partners, L.P.	10/25/2011	Open Market Sales	17,177	$331.63
ESL Partners, L.P.	10/25/2011	Open Market Sales	564	$332.03
ESL Partners, L.P.	10/26/2011	Open Market Sales	36,851	$328.08
ESL Investors, L.L.C.	10/19/2011	Open Market Sales	25,358	$325.09
ESL Investors, L.L.C.	10/19/2011	Open Market Sales	3,704	$326.08
ESL Investors, L.L.C.	10/19/2011	Open Market Sales	208	$326.98
ESL Investors, L.L.C.	10/20/2011	Open Market Sales	7,842	$327.06
ESL Investors, L.L.C.	10/20/2011	Open Market Sales	432	$328.08
ESL Investors, L.L.C.	10/21/2011	Open Market Sales	24,299	$327.93
ESL Investors, L.L.C.	10/21/2011	Open Market Sales	1,191	$328.85
ESL Investors, L.L.C.	10/21/2011	Open Market Sales	1,642	$329.94
ESL Investors, L.L.C.	10/21/2011	Open Market Sales	966	$330.76
ESL Investors, L.L.C.	10/24/2011	Open Market Sales	26,036	$330.31
ESL Investors, L.L.C.	10/24/2011	Open Market Sales	411	$330.79
ESL Investors, L.L.C.	10/25/2011	Open Market Sales	702	$329.12
ESL Investors, L.L.C.	10/25/2011	Open Market Sales	8,465	$330.37
ESL Investors, L.L.C.	10/25/2011	Open Market Sales	6,164	$331.63
ESL Investors, L.L.C.	10/25/2011	Open Market Sales	202	$332.03
ESL Investors, L.L.C.	10/26/2011	Open Market Sales	11,415	$328.08
ESL Institutional Partners, L.P.	10/19/2011	Open Market Sales	17	$325.09
ESL Institutional Partners, L.P.	10/19/2011	Open Market Sales	3	$326.08
ESL Institutional Partners, L.P.	10/20/2011	Open Market Sales	6	$327.06
ESL Institutional Partners, L.P.	10/21/2011	Open Market Sales	18	$327.93
ESL Institutional Partners, L.P.	10/21/2011	Open Market Sales	1	$328.85
ESL Institutional Partners, L.P.	10/21/2011	Open Market Sales	1	$329.94
ESL Institutional Partners, L.P.	10/21/2011	Open Market Sales	1	$330.76
ESL Institutional Partners, L.P.	10/24/2011	Open Market Sales	18	$330.31
ESL Institutional Partners, L.P.	10/25/2011	Open Market Sales	7	$330.37
ESL Institutional Partners, L.P.	10/25/2011	Open Market Sales	4	$331.63
ESL Institutional Partners, L.P.	10/26/2011	Open Market Sales	8	$328.08
Edward S. Lampert	10/19/2011	Open Market Sales	39,929	$325.09
Edward S. Lampert	10/19/2011	Open Market Sales	5,832	$326.08
Edward S. Lampert	10/19/2011	Open Market Sales	327	$326.98
Edward S. Lampert	10/20/2011	Open Market Sales	12,768	$327.06
Edward S. Lampert	10/20/2011	Open Market Sales	703	$328.08
Edward S. Lampert	10/21/2011	Open Market Sales	41,137	$327.93
Edward S. Lampert	10/21/2011	Open Market Sales	2,016	$328.85
Edward S. Lampert	10/21/2011	Open Market Sales	2,781	$329.94
Edward S. Lampert	10/21/2011	Open Market Sales	1,635	$330.76
Edward S. Lampert	10/24/2011	Open Market Sales	41,092	$330.31
Edward S. Lampert	10/24/2011	Open Market Sales	649	$330.79
Edward S. Lampert	10/25/2011	Open Market Sales	1,140	$329.12
Edward S. Lampert	10/25/2011	Open Market Sales	13,742	$330.37
Edward S. Lampert	10/25/2011	Open Market Sales	10,009	$331.63
Edward S. Lampert	10/25/2011	Open Market Sales	329	$332.03
Edward S. Lampert	10/26/2011	Open Market Sales	19,280	$328.08
The Lampert Foundation	10/19/2011	Open Market Sales	587	$325.09
The Lampert Foundation	10/19/2011	Open Market Sales	86	$326.08
The Lampert Foundation	10/19/2011	Open Market Sales	5	$326.98
The Lampert Foundation	10/20/2011	Open Market Sales	195	$327.06
The Lampert Foundation	10/20/2011	Open Market Sales	11	$328.08
The Lampert Foundation	10/21/2011	Open Market Sales	621	$327.93
The Lampert Foundation	10/21/2011	Open Market Sales	30	$328.85
The Lampert Foundation	10/21/2011	Open Market Sales	42	$329.94
The Lampert Foundation	10/21/2011	Open Market Sales	25	$330.76
The Lampert Foundation	10/24/2011	Open Market Sales	603	$330.31
The Lampert Foundation	10/24/2011	Open Market Sales	10	$330.79
The Lampert Foundation	10/25/2011	Open Market Sales	17	$329.12
The Lampert Foundation	10/25/2011	Open Market Sales	201	$330.37
The Lampert Foundation	10/25/2011	Open Market Sales	147	$331.63
The Lampert Foundation	10/25/2011	Open Market Sales	5	$332.03
The Lampert Foundation	10/26/2011	Open Market Sales	298	$328.08
Tynan, LLC[1]	10/19/2011	Open Market Sales	230	$325.09
Tynan, LLC[1]	10/19/2011	Open Market Sales	34	$326.08
Tynan, LLC[1]	10/19/2011	Open Market Sales	2	$326.98
Tynan, LLC[1]	10/20/2011	Open Market Sales	77	$327.06
Tynan, LLC[1]	10/20/2011	Open Market Sales	4	$328.08
Tynan, LLC[1]	10/21/2011	Open Market Sales	243	$327.93
Tynan, LLC[1]	10/21/2011	Open Market Sales	12	$328.85
Tynan, LLC[1]	10/21/2011	Open Market Sales	16	$329.94
Tynan, LLC[1]	10/21/2011	Open Market Sales	10	$330.76
Tynan, LLC[1]	10/24/2011	Open Market Sales	236	$330.31
Tynan, LLC[1]	10/24/2011	Open Market Sales	4	$330.79
Tynan, LLC[1]	10/25/2011	Open Market Sales	7	$329.12
Tynan, LLC[1]	10/25/2011	Open Market Sales	78	$330.37
Tynan, LLC[1]	10/25/2011	Open Market Sales	58	$331.63
Tynan, LLC[1]	10/25/2011	Open Market Sales	2	$332.03
Tynan, LLC[1]	10/26/2011	Open Market Sales	117	$328.08
William C. Crowley	10/19/2011	Open Market Sales	122	$325.09
William C. Crowley	10/19/2011	Open Market Sales	18	$326.08
William C. Crowley	10/19/2011	Open Market Sales	1	$326.98
William C. Crowley	10/20/2011	Open Market Sales	45	$327.06
William C. Crowley	10/20/2011	Open Market Sales	3	$328.08
William C. Crowley	10/21/2011	Open Market Sales	144	$327.93
William C. Crowley	10/21/2011	Open Market Sales	7	$328.85
William C. Crowley	10/21/2011	Open Market Sales	10	$329.94
William C. Crowley	10/21/2011	Open Market Sales	5	$330.76
William C. Crowley	10/24/2011	Open Market Sales	125	$330.31
William C. Crowley	10/24/2011	Open Market Sales	2	$330.79
William C. Crowley	10/25/2011	Open Market Sales	3	$329.12
William C. Crowley	10/25/2011	Open Market Sales	42	$330.37
William C. Crowley	10/25/2011	Open Market Sales	30	$331.63
William C. Crowley	10/25/2011	Open Market Sales	1	$332.03
William C. Crowley	10/26/2011	Open Market Sales	74	$328.08

1William C. Crowley is the sole manager of and a member of Tynan, LLC.